

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

December 22, 2009

Thomas McNaughton
Chief Financial Officer
Harvard Bioscience, Inc.
84 October Hill Road
Holliston, MA 01746

>   **Re: Harvard Bioscience, Inc.**
>   **Form 10-K for the Fiscal-Year ended December 31, 2008**
>   **Filed March 11, 2009**
>   **File No. 001-33957**

Dear Mr. McNaughton:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

>   Sincerely,

>   Jeff Jaramillo
>   Accounting Branch Chief